EXHIBIT 99.1

Student Transportation Inc. Signs Managed Service Contract in Texas

School District Secures Ten-Year Municipal Lease for New Fleet and Hires STI Subsidiary to Operate

WALL, N.J., June 09, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI or Company) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that one of its Texas subsidiaries has recently been awarded and completed negotiations on a new five-year managed transportation contract with the Navasota Independent School District (NISD) beginning July 1, 2016. The $1.3 million annual contract also includes customer-paid fuel. The school district was able to secure a brand new fleet of vehicles through a Municipal Lease the Company suggested and take advantage of today’s low rate leasing and lock in that rate for ten years. In this unique public-private partnership offered by the Company, the new 40 vehicle fleet will be leased and owned by the school district but will be fully operated and maintained by the Company’s local professional drivers and staff.

Commenting on the new managed service contract, Kirk Wilkie, Senior Vice President of STI’s Central Region said, “Navasota reached out to Richard Templeton, our Texas Vice President of Operations, as they were unhappy with the current provider and service. The district had hired a consulting firm to review the operations and found multiple service and management issues including several vehicles brought in from other states that were not Texas certified and a number of drivers that did not have proper certifications. Due to time constraints to get ready for the coming school year, Richard and our team provided immediate solutions in operations, safety and maintenance along with new technologies to increase efficiencies in routing and scheduling. He also helped the district secure a very low-priced, ten-year fixed rate leasing program whereby the district will own the fleet at the end of the ten-year lease period, or even sooner if they choose. The partnership we proposed will provide them with brand new state-of-the-art vehicles and a new management team with a customer service culture. We believe these two key pieces, combined with our operations expertise, will solve their performance issues and improve service for parents and students.”

The new Navasota vehicles will be equipped with GPS vehicle tracking technology and onboard camera systems. The fleet will also be “SafeStop ready” allowing parents that choose to utilize the innovative SafeStop™ school bus tracking app that connects parents and school officials with the vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop, student ID scanning technology, and an alert and messaging center to avoid unnecessary phone calls to the school district.

Navasota is located between Houston and College Station, not far from the Company’s operations in Fort Bend. The state of Texas has over 1,200 school districts and less than five percent are contracting out student transportation services, which is well below the national average of school-operated fleets. “We are from Texas, we work here, and it is where Richard’s family and mine live. We view Texas as a tremendous growth opportunity for us in either the contracted model or as a hybrid such as we’ve done here,” said Wilkie. “School district-owned fleets here have gotten older due to funding constraints and school officials have to recognize the public-private partnership we are proposing and have demonstrated is a great way for a state like Texas to improve operations and become more efficient. Parents today want safety, security and service, on top of improved communications and new technology like SafeStop, and we are proud to be able to provide all of that and more.”

To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:

Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com